 Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2020

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2020 and 2019. This report is dated March 23, 2021 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2020 and the comparative year ended December 31, 2019 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project and both in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. In 2020, the Company purchased 100% interest in the 3 Aces gold project in Yukon and acquired the Snowfield property adjacent to the KSM project in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary Operating Results ($000s- except per share amounts)	2020	2019	2018
Corporate and administrative expenses	$ (16,530)	$ (13,340)	$ (12,370)
Environmental rehabilitation expense	-	-	(7,439)
Other income - flow-through shares	1,676	1,218	6,312
Impairment of investment in associate	-	-	(1,336)
Equity loss of associate	(187)	(200)	(160)
Interest income	114	279	164
Income tax recovery (expense)	800	697	(4,967)
Finance expense and other	(815)	(267)	(144)
Net loss	$ (14,942)	$ (11,613)	$ (19,940)
Basic loss per share	$ (0.23)	$ (0.19)	$ (0.34)
Diluted loss per share	$ (0.23)	$ (0.19)	$ (0.34)

Summary Statement of Financial Position ($000s)	2020	2019	2018
Current assets	$ 46,229	$ 19,213	$ 24,473
Non-current assets	601,588	430,159	398,987
Total assets	$ 647,817	$ 449,372	$ 423,460
Current liabilities	$ 10,194	$ 6,690	$ 6,502
Non-current liabilities	22,905	27,659	30,403
Equity	614,718	415,023	386,555
Total liabilities and equity	$ 647,817	$ 449,372	$ 423,460

Results of Operations, 2020 Compared to 2019

The Company incurred $14.9 million net loss or $0.23 per share for the year ended December 31, 2020 compared to a net loss of $11.6 million or $0.19 per share for the year ended December 31, 2019.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which continues to cause significant financial market and social dislocation. In response, the Company implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Regarding human resources, the Company conducted the majority of its Canadian operations with Canadian personnel and US based operations with US personnel. No operations were ceased or closed and no disruptions to supply channels were encountered. The outbreak has not materially impacted the Company’s operations, financial condition or financial performance, but it has caused it to reduce the scale of certain programs at KSM and the closure of the Johnny Mountain Mine and has hindered the pace of advancement at those projects.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses in fiscal 2020 and 2019. In 2020 and 2019 other income reported for flow-through shares offset some of these expenses. These and other items are discussed further below.

Corporate and administrative expenses for 2020 were $16.5 million, up $3.2 million or 24% from prior year mainly due to $3.4 million increase in stock-based compensation and $0.2 million increase in cash compensation. The increase in stock-based compensation expense was primarily due to the recognition of the fair value of non-market performance options granted between 2015 and 2019 that were vested in late 2020.

Cash compensation for 2020 was $4.8 million, up $0.2 million or 4% from the prior year. The increase was mainly due to higher headcount. Cash compensation is expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

The Company’s stock-based compensation expense related to stock options and restricted share units are illustrated on the following tables:

Options granted		Number of options	($000s)
	Exercise price ($)		Grant date fair value	Cancelled prior to 2019	Expensed prior to 2019	Expensed in 2019	Expensed in 2020	Balance to be expensed
June 24, 2015	9.00	475,000	5,774	149	1,266	-	4,359	-
March 24, 2016	13.52	100,000	684	-	684	-	-	-
August 11, 2016	17.14	50,000	438	-	438	-	-	-
December 19, 2016	10.45	890,833	6,254	94	5,974	186	-	-
December 14, 2017	13.14	605,000	4,303	-	3,529	556	218	-
October 11, 2018	16.94	50,000	421	-	96	238	87	-
December 12, 2018	15.46	568,000	4,719	-	276	3,107	1,328	8
June 26, 2019	17.72	50,000	416	-	-	168	248	-
				243	12,263	4,255	6,240	8

RSUs granted	Number of RSUs	($000s)
		Grant date fair value	Expensed prior to 2019	Expensed in 2019	Expensed in 2020	Balance to be expensed
December 14, 2017	65,000	854	854	-	-	-
December 12, 2018	68,000	1,051	183	868	-	-
December 12, 2019	139,600	2,351	-	274	2,077	-
December 16, 2020	135,450	3,413	-	-	487	2,926
			1,037	1,142	2,564	2,926

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing RSUs with shorter terms and service periods.

On June 25, 2020, shareholders resolved to approve that 425,000 options that were granted to the directors of the Company in 2015 and due to expire in April 2020, be extended for one year. The fair value of the extension was determined to be $4.4 million. In December 2020, upon acquisition of the Snowfield property (discussed below) the performance condition for these options, amongst other grants made between 2016 and 2019, was met and management adjusted the estimated vesting period to that date and a total of $6.0 million of fair value was expensed through the statement of operations and comprehensive loss.

In 2020, 139,600 RSUs fully vested to the holders upon the Company attaining pre-established vesting conditions and $2.1 million of fair value was expensed through the statement of operations and comprehensive loss. The estimated vesting period for 135,450 RSUs granted in mid-December 2020 was determined to be four months and the remaining $2.9 million of the full $3.4 million fair value will be charged to the statement of operations and comprehensive loss in 2021.

Professional fees remained steady at $1.1 million in 2020. Professional fees in both the current and comparative years relate to fees paid to consulting firms assisting the Company in seeking potential joint venture partners, completing corporate reorganizations and defending the Company on its challenges from the Canada Revenue Agency (the “CRA”). Other general and administrative costs decreased by $0.4 million from $2.2 million in 2019 to $1.8 million in the current year. General and administrative costs, including corporate travel for investor relations and meetings, were significantly curtailed due to the COVID-19 pandemic restrictions. Savings, however, were somewhat offset by rising regulatory and stock exchange listing fees. The Company would expect travel and accommodation costs to rise in 2021, should pandemic restrictions be lessened but not yet to the level of costs incurred in 2019.

In 2020, the Company recorded $1.7 million of other income related to recognizing the flow-through share premium recorded on financing completed in September 2019 and June 2020 (discussed below). In the comparative year, the Company recorded $1.2 million of other income related to recognizing the flow-through share premium recorded on financing completed in December 2018 and September 2019 (discussed below).

In 2018, the Company submitted a reclamation report with the British Columbia Minister of Mines pointing to a full closure cost of the Johnny Mountain Mine (purchased in 2016 with the Iskut Project) at approximately $9.1 million and a plan to incur the costs over approximately five years. Significant costs include estimates for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. All costs incurred in the current and comparative periods associated with these activities have been charged to the provision for reclamation liabilities on the consolidated statement of financial position.

In 2020, the Company incurred $0.8 million of environmental rehabilitation expenditures (2019 - $1.3 million) that were recorded as a reduction to the provision for reclamation liabilities on the consolidated statements of financial position. Planned spending in 2020 was reduced due to camp restrictions related to COVID-19, and related to water impoundment strengthening, site monitoring and analysis. The 2019 work entailed the demolition of portals and sealing of vent raises, the relocation of certain waste burial sites, overall drainage work and the cleaning and clearing of the mill for future dismantling.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. In 2020, the Company recognized an increase in fair value of investments, net of income taxes of $0.7 million. During the comparative year, the Company recognized an increase in fair value of investments, net of income taxes of $0.3 million. The change in the fair value of these investments was recorded within comprehensive loss on the consolidated statements of operations and comprehensive loss.

The Company holds one investment in an associate that is accounted for on the equity basis. In 2020, the Company recognized $0.2 million (2019 – $0.2 million) loss in the associate.

In 2020, the Company recognized income tax recovery of $0.8 million resulting from the losses incurred during the period. The tax recovery was partially offset by the deferred tax expense arising from exploration expenditures related to the September 2019 and June 2020 flow-through shares issued, that were capitalized for accounting purposes but were renounced to investors for tax purposes. In 2019, the Company recognized income tax recovery of $0.7 million as losses incurred during that period outweighed the renounced exploration expenditures related to the 2019 and 2018 flow-through financings.

Results of Operations, 2019 Compared to 2018

The Company incurred $11.6 million net loss or $0.19 per share for the year ended December 31, 2019 compared to a net loss of a $19.9 million or $0.34 per share for the year ended December 31, 2018.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses in fiscal 2019. In 2018, corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairments of investment in associate were the most significant items contributing to losses. In 2019 and 2018 other income reported for flow-through shares offset some of these expenses.

Corporate and administrative expenses for 2019 were $13.3 million, up $1.0 million or 8% from 2018 mainly due to $0.6 million increase in cash compensation and $0.2 million increase in stock-based compensation. Stock-based compensation overall remained unchanged at $5.4 million in 2019 compared to $5.2 million in 2018. Cash compensation for 2019 was $4.6 million, up $0.6 million or 15% from 2018. The increase was mainly due to higher headcount.

Total professional fees decreased by $0.3 million from $1.4 million in 2018 to $1.1 million in 2019. Higher professional fees in 2018 was mainly related to the fees paid to consulting firms assisting the Company in seeking potential joint venture partners and corporate reorganization. Other general and administrative costs increased by $0.4 million from $1.8 million in 2018 to $2.2 million in 2019. The increase was mainly related to investor relations costs, listing fees, and travel and conferences costs.

In 2018, the Company charged $7.4 million of rehabilitation expenses to the statement of operations and comprehensive loss related to the filing of a Johnny Mountain Mine reclamation report in British Columbia and the charge was added to the provision for reclamation liabilities on the statement of financial position.

In 2019, the Company recorded $1.2 million of other income related to recognizing the flow-through share premium recorded on financing completed in December 2018 and September 2019. In 2018, the Company recognized other income of $6.3 million related to the flow-through share premium recorded on larger financings completed in 2017 and 2018.

Quarterly Information

Selected financial information for the last eight quarters ending December 31, 2020 is as follows:

(in thousands of Canadian dollars, exepct per share amounts)	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	-	-	-	-	-	-	-	-
Loss for period	(12,653)	4,977	(4,068)	(3,198)	(2,963)	(2,526)	(2,036)	(4,088)
Basic loss per share	(0.18)	0.07	(0.06)	(0.05)	(0.05)	(0.04)	(0.03)	(0.07)
Diluted loss per share	(0.18)	0.07	(0.06)	(0.05)	(0.05)	(0.04)	(0.03)	(0.07)

In the third quarter 2020, net income included a $4.9 million reversal of stock-based compensation expense, related to non-market condition, performance vesting stock options granted in the years 2015 to 2019, that was previously recognized through the statement of operations and comprehensive loss. The reversal reflected a revised estimated vesting period of those options. In the fourth quarter 2020, that vesting period was re-estimated to reflect the purchase of the Snowfield property from Pretium Resources Inc. for $127.5 million. The purchase, discussed below, added 25.9 million ounces of gold and 3.0 billion pounds of copper in the measured and indicated categories of resources and alone increased the measured and indicated gold ounces at KSM by 51% and by 28% for copper. The estimated service period for these stock options, including those whose fair value was reversed in the previous quarter, was reset to the Snowfield property acquisition date, and $8.6 million stock-based compensation expense was recognized through the statement of operations and comprehensive loss in the fourth quarter.

In the first and second quarters of 2020, the loss for the period also included higher stock-based compensation expense compared to other quarters as it included a $1.2 million and $0.8 million, respectively, of charges related to amortization of RSUs granted in December 2019 that were vested during the second quarter of 2020. In the first quarter 2019, the loss for the period included higher stock-based compensation expense compared to other quarters as it included a $0.9 million charge related to amortization of RSUs granted in December 2018 and vested and fully expensed during the quarter.

Mineral Interest Activities

In 2020, the Company added an aggregate of $165.8 million of expenditures that were attributed to mineral interests. Of the $165.8 million expenditures, $127.5 million was related to the acquisition of the Snowfield property adjacent to the Company’s KSM project, and $6.6 million was related to the fair value of common shares issued to acquire the 3 Aces gold project. The remaining cash expenditures of $31.3 million were made at KSM (63%), Iskut (18%), Snowstorm (14%), Courageous Lake (3%), and 3 Aces (2%).

At KSM in 2020, the Company executed geotechnical and exploration drilling programs at the project. The programs commenced in the second quarter and field work was completed in late October. The objective of the geotechnical drilling program was to test the condition of the rocks along the proposed route of the Mitchell Treaty Tunnels, a proposed key infrastructure component of the project. The exploration program included drilling in an area previously untested. Results of the geotechnical work and drilling will be analyzed in 2021 and may form the basis of plans for follow-up work.

In mid-2020, the Company placed $5.2 million on deposit with a financial institution pledged as security for the Fish Habitat Offsetting Plans obligation at KSM. Of the $5.2 million, $3.3 million is related to the construction phase of the plans. The remaining $1.9 million is related to monitoring phase that is currently expected to commence in 2022 and continue for 10 years. Subject to approval by the Department of Fisheries and Oceans, the security deposits can be released at the end of the construction and monitoring phases of the plan.

In December 2020, the Company closed the transaction acquiring a 100% interest in the Snowfield property from Pretium Resources Inc. for a US$100 million ($127.5 million) cash payment, a 1.5% net smelter royalty on Snowfield property production, and a future contingent payment of US$20 million of which, US$15 million can be credited against future royalty payments. The US$20 million is payable following the earlier of (i) commencement of commercial production from Snowfield property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the Snowfield property. The $127.5 million fair value of the cash paid was recorded in mineral interests on the statement of financial position. The property is immediately adjacent to KSM and its addition significantly transforms the KSM project increasing measured and indicated gold ounces of KSM by 51% and 28% for copper and enables new development opportunities for KSM which could have a positive impact on the overall project economics.

In 2020 at Iskut, the Company conducted an exploration program that was designed based on the results of the exploration work conducted in 2019. The 2019 program entailed the use of deep penetrating geophysical techniques to define potential drill targets and the evaluation of those results culminated in the Company planning an initial drill test for a gold/copper porphyry deposit below the Quartz Rise lithocap. Drilling results will be analyzed for possible follow-up in 2021. In addition to this exploration work at Iskut, the Company carried out a scaled back program to continue the reclamation and closure activities at the Johnny Mountain mine site. The Company incurred $0.8 million of costs that were charged to the provision for reclamation liabilities.

At Snowstorm, the Company commenced its 2020 exploration program that was planned based on the results of the first drill program and ground geophysical studies, completed in 2019, that refined the targets for the current year program. The drilling program continues subsequent to the year end with completion expected at the end of the first quarter or early in the second quarter of 2021. The results of this program will be evaluated and analyzed in 2021.

In June 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. The Company issued 300,000 common shares valued, on the issue date, at $6.6 million. Should the project attain certain milestones, the Company will potentially pay an additional $2.25 million. During the remaining quarters since acquisition, management commenced planning the next steps for the evaluation and exploration of the project and completed some necessary repairs to the exploration camp on site for potential use in 2021.

The Company has been evaluating the best path forward at Courageous Lake. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project or conducting additional exploration outside the area of known reserves and resources. Current period work has focused on a high-level study of a smaller project and footprint than envisaged in the 2012 PFS.

In response to the pandemic, the Company has implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Many of the Company’s employees worked remotely prior to the pandemic, but through the last three quarters of 2020 all employees have been working remotely during ongoing periods of lockdown. The Company has reduced the scope of some of the work programs at its projects that it had originally planned for 2020 in order to observe social distancing and implement preventative actions at exploration camps. Although these measures limited the number of personnel accommodated at the camps, the impact on the effectiveness of the programs was minimal for 2020. The Company has continued to move forward with its exploration and development work at Iskut, Snowstorm and 3 Aces projects but reduced certain programs at KSM and reclamation activities at the Johnny Mountain Mine. The Company’s engagement with potential joint venture partners, or potential acquirors of KSM or Courageous Lake did diminish somewhat in 2020 as major mining companies have focused on addressing the needs of their existing operations as a result of the pandemic.

The Company continues to have full access to its properties in Canada and the United States and has managed to adequately staff its camps for planned programs. The Company has not experienced problems with obtaining the supplies needed for its work programs. The Company has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces for funding and executing programs as it plans and operates its work programs. It fully expects to be able to continue operating most of its programs on this basis going forward, as required, and anticipates that the pandemic will continue to have minimal impact on its exploration activities.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2020, was $36.0 million, up from $12.5 million at December 31, 2019. Included in current liabilities at December 31, 2020 is $2.3 million of flow-through premium liability which is a non-cash item (December 31, 2019 - $0.1 million) and will be reduced as flow-through expenditures are incurred. Increase in cash resources, including cash and cash equivalents and short-term deposits, was the net result of cash raised through financings (discussed below) and the exercise of options, offset by cash used in acquisitions, environmental and exploration projects, and corporate and administrative costs. In 2020, the Company received $4.3 million upon the exercise of 390,153 stock options. Subsequent to the year end, the Company received $3.9 million upon exercise of 354,668 stock options. As outlined below, in 2020, the Company was successful in raising $200 million in net proceeds with the issuance of common shares through various financings and upon the exercise of stock options. This compares to $31.5 million in 2019, prior to the COVID-19 pandemic. The Company is confident in its ability to continue to finance its operations when required, through similar equity issuances and the exercise of stock options and warrants. The Company did not rely on any local, regional, or national government assistance, in 2020, to fund any of its operations.

During the fourth quarter of 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. During 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under Company’s At-The-Market offering. During the fourth quarter of 2019, the Company issued 231,084 shares, at an average selling price of $17.58 per share, for net proceeds of $4.0 million under the offering.

Subsequent to the year end, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program can be in effect until the Company’s current US$775 million Shelf Registration Statement expires in January 2023. Subsequent to the year end, the Company issued 290,170 shares, at an average selling price of $23.78 per share, for net proceeds of $6.8 million under Company’s At-The-Market offering.

On December 4, 2020, the Company entered into an agreement to sell, on a bought deal basis, 6,100,000 common shares of the Company, at US$17.25 per common share, for gross proceeds of US$105 million. As part of the agreement, the Company granted an option to the underwriters to sell up to an additional 610,000 common shares of the Company, at a price of US$17.25 per common share, for gross proceeds of US$10.5 million. The financing closed on December 9, 2020, and the underwriters fully exercised their option to purchase the additional common shares. In aggregate, 6,710,000 common shares were issued, at a price of US$17.25 per common share, for gross proceeds of US$115.7 million. In excess of 90% of the intended use of the net proceeds of this financing was to purchase the Snowfield property. The balance was to be utilized in operations and for general working capital purposes. The acquisition of Snowfield was completed prior to year-end and residual funds not utilized for the acquisition, including acquisition costs, will be used for working capital and operations in 2021.

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2020. In accordance with draft legislation released on December 16, 2020 in relation to the COVID-19 pandemic, a 12-month extension has been proposed to the normal timelines in which the qualifying exploration expenditures should be incurred. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. During 2020, the Company incurred $4.7 million of qualifying exploration expenditures and $1.6 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. The intended use of the gross proceeds of this financing was to incur exploration costs in British Columbia. Of the $11.4 million raised, $6.7 million remains to be spent and will be used for exploration purposes at either or both of its KSM and Iskut projects in 2021.

In April 2020, the Company closed a non-brokered private placement of 1.2 million common shares, at a price of $11.75 per common share, for gross proceeds of $14.1 million. As part of the private placement agreement, the Company granted an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020. The 240,000 options were fully exercised on May 6, 2020 at a price of $11.75 per share, for gross proceeds of $2.8 million. The intended use of the net proceeds of this financing was for operations including working capital, and if require, to deposit funds with the Receiver General on behalf of flow through investors that have been or will be reassessed based on the audit of flow-through expenditures incurred in 2014 to 2016, discussed below. Within 2020, no deposits have been made on the investors’ behalf. However, subsequent to the year-end deposits of $2.4 million has been made. It is anticipated that additional deposits will be made in 2021 but the timing is uncertain.

During the third quarter of 2019, the Company issued 100,000 flow-through common shares at $24.64 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2019. At the time of issuance of the flow-through shares, $0.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2019, the Company incurred $2.0 million of qualifying exploration expenditures and $0.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. During 2020, the Company incurred another $0.5 million of qualifying exploration expenditures and the remaining $0.1 million premium was recognized through other income on the consolidated statements of operations and comprehensive loss. The intended use of the gross proceeds of this financing was to incur exploration costs in British Columbia. All of the $2.5 million has been spent on exploration purposes at both KSM and Iskut projects.

In December 2018, the Company issued 250,000 flow-through common shares at $20.50 per share for aggregate gross proceeds of $5.1 million. Proceeds of this financing were used to fund the 2019 KSM and Iskut programs. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. At the time of issuance of the flow-through shares, $0.8 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. During 2019, $5.1 million of qualifying exploration expenditures were incurred and the entire $0.8 million premium was recognized through other income on the consolidated statement of operations and comprehensive loss. The intended use of the gross proceeds of this financing was to incur exploration costs in British Columbia. All of the $5.1 million has been spent on exploration purposes at either KSM or Iskut.

In August 2019, the Company closed a private placement of 1.2 million common shares, at a price of $17.02 per common share, for gross proceeds of $20.4 million. The intended use of the proceeds of this financing was for general working capital purposes. All of the proceeds of this financing have been utilized in operations and working capital in 2019 and into 2020.

During 2020, operating activities, including working capital adjustments, used $10.5 million cash compared to $10.9 million cash used by operating activities in 2019. The decrease in the year-over-year basis was mainly related to $0.5 million decrease in environmental rehabilitation disbursements, $0.4 million decrease in general and administrative expenses and $0.4 million decrease in cash used in working capital, partially offset by $0.6 million foreign exchange loss. Lower general and administrative expenses in 2020 was mainly related to lower travel and conference costs due to the COVID-19 restrictions. Operating activities in the near-term are not expected to deviate significantly from the current year.

As reported in the Company’s 2018 and 2019 annual financial statements, in early 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In January 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. During the second quarter in 2020, the Company filed an objection to the Part Xll.6 tax owing and is awaiting a response. Based on these reassessments, the Company anticipates that the CRA will reassess investors with reduced CEE deductions. The Company’s and investors’ reassessments can be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.0 million. Accrued interest on the potential estimated tax is estimated at $2.2 million. No provision has been recorded related to the tax nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable. Subsequent to the year end, $2.4 million was deposited with the Receiver General, on behalf of certain investors in return for their agreement to object to their respective assessments and agreement to repay the Company with any and all recoveries upon the successful resolution of the Company’s successful appeal.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a notice of appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company is now in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. The Canada Revenue Agency (CRA) has withheld HST refunds due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. Given what seems to be a growing demand for metals streams and royalty interests, the Company will also determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns.

Contractual Obligations

The Company has the following commitments:

	Payments due by years
($000s)	Total	2021	2022-23	2024-25	2026-27
Mineral interests	10,975	1,098	2,877	3,497	3,503
Flow-through share expenditures	6,699	6,699	-	-	-
	17,674	7,797	2,877	3,497	3,503

Outlook

As mentioned above, the COVID-19 pandemic has not materially impacted the company’s operations, financial condition or financial performance, but it has caused it to reduce the scale of certain programs and has hindered, and may continue to hinder, the pace of advancement at the affected projects. The Company was able to carry out the 2020 exploration and monitoring programs at its projects, safely and within the constraints and measures implemented and the pandemic had no material impact to the results of operations. Based on its experience in 2020, the Company expects that the pandemic will again not have a material impact on the results of operations. Although the capital markets are relatively volatile, the Company does not foresee limitations to access to capital on acceptable terms. No disruptions to supply chains are anticipated nor are any delays to project activity.

The pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Working closely with the health authorities and with its business partners, the Company developed effective procedures for operating safely in the current global health crisis.

With the increase in the price of gold since the start of the pandemic, the Company has enjoyed favourable capital markets and has continued to raise funds under its ATM offering of common shares and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

In 2021 at KSM, the Company’s objective is to integrate Snowfield into KSM’s development plans. Drilling and metallurgical work will be completed on the Snowfield deposit to complete the work required to advance a new PFS that integrates Snowfield into the overall KSM project. The Company has commenced work on a new PFS which is expected to be completed over the next 12 months.

The Company will also be completing substantial work ensuring that KSM’s Environmental Assessment Certificate remains in good standing as well as collecting additional data that will be required for a final feasibility study.

Engineering study work will also be conducted on various, significant, components of the eventual design, including the Treaty Creek Terminal connection to BC Hydro’s Northern Transmission Line. As well, additional bonding will be required for BC Hydro and for applications for federal permits related to fish habitat offsetting agreements.

The Company intends to continue its pursuit of a joint venture agreement on the KSM project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM project on its own. The current KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. The Company plans its work to advance the KSM project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. When planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of the year.

At Iskut, the Company will continue exploration activities focusing on a potential porphyry deposit below the Quartz Rise lithocap. The 2020 drill campaign confirmed the presence of a favourable mineralized intrusion with the presence of gold and copper. Additional geophysical surveys and two deeper drill holes have been designed to evaluate the potential source of the 2020 findings and should determine whether the porphyry related systems on the property have potential for drill targeting. Environmental work will also continue on the reclamation and closure plan for the Johnny Mountain mine. Work will entail water quality and quantity sampling and analysis, tailings management facility monitoring, relocation of waste rock and general cleanup of certain areas surrounding the mill.

At Snowstorm, the Company plans to complete the drill program commenced in 2020 and undertake a follow-up drill program based on the evaluation of those results.

At the Company’s new project, 3 Aces, an exploration program is expected to commence including geophysics and mapping to be followed by an initial drill program focused on high grade mineralized targets.

The Company will also continue to build on its social license at all of its projects and continue dialogue with all stakeholders regarding the Company’s corporate responsibility initiatives.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2020, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on October 1, 2020 and ended on December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2020, that they are appropriately designed and effective.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At March 23, 2021, the issued and outstanding common shares of the Company totaled 74,807,664. In addition, there were 2,257,023 stock options, 135,450 RSUs and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 77,700,137 common shares issued and outstanding.

Related Party Transactions

During year ended December 31, 2020 and 2019, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Pronouncements

Refer to Note 3 (M) in the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations, deferred income tax, and potential tax contingencies. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the consolidated statements of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.